UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A-6

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.6)

                          TOREADOR ROYALTY CORPORATION
--------------------------------------------------------------------------------
                                (Name of issuer)

                         COMMON STOCK $0.15625 PAR VALUE
--------------------------------------------------------------------------------

                                   891041 10 5
--------------------------------------------------------------------------------
                                 (Cusip Number)

                                  PETER L. FALB
                                 33 BROAD STREET
                                BOSTON, MA 02109
                            Telephone: (617) 742-0666
                            Facsimile (617) 742-2304
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 June 26, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

--------------------------                            --------------------------
CUSIP No.  891041 10 5             SCHEDULE 13D/A-6           Page 2 of 10 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  PETER LAWRENCE FALB                             ###-##-####
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  PF
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      111,000
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           743,300
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             111,000
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      743,300
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  854,300
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.60%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IN
================================================================================

--------------------------                            --------------------------
CUSIP No.  891041 10 5             SCHEDULE 13D/A-6           Page 3 of 10 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  EDWARD NATHAN DANE                             ###-##-####
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  00
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           743,300
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      743,300
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  743,300
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  14.44%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IN
================================================================================

--------------------------                            --------------------------
CUSIP No.  891041 10 5             SCHEDULE 13D/A-6           Page 4 of 10 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  FIRETHORN I LIMITED PARTNERSHIP                 04-3064184
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  00
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  MASSACHUSETTS
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      170,000
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           0
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             170,000
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  170,000
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.30%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  PN
================================================================================

--------------------------                            --------------------------
CUSIP No.  891041 10 5             SCHEDULE 13D/A-6           Page 5 of 10 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  DANE, FALB, STONE & CO., INC.                   04-2622331
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  00
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  MASSACHUSETTS
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      572,500
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           800
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             572,500
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      800
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  573,300
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.14%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IA
================================================================================

CUSIP No.  891041 10 5

         The Schedule 13D previously filed by the undersigned (the "Reporting Persons") with respect to the Common Stock, $.15625 par value, of Toreador Royalty Corporation (the "Company") is hereby amended as follows:


Item 4 is hereby supplemented as follows:

               ITEM 4      PURPOSE OF TRANSACTION:

               (a)  Item 4 is hereby supplemented, as follows:


                         Pursuant  to  a  Stockholder   Voting   Agreement  (the
               "Stockholder Agreement"), dated as of June 25, 1998, by and among the members of the current Board of Directors of the Company (the "Current Board") and certain stockholders of the Company represented by the Reporting Persons (the "Dane Falb Persons") and by Lee Global Energy Fund, L.P. (the "Gralee Persons" and together with all other parties to the Stockholder Agreement, the "Stockholders"), the Stockholders agreed to support the nomination and election of a slate of seven nominees standing for election as directors at the Company's 1998 Annual Meeting of Stockholders to be held on July 23, 1998. The seven nominees are:
               J.W.  Bullion,  currently  a director of the  Company,  Thomas P.
               Kellogg, Jr., currently a director of the Company; John Mark McLaughlin, currently a director of the Company; G. Thomas Graves III and William I. Lee; and Peter L. Falb and Edward Nathan Dane. The Stockholders also agreed that until the earlier to occur of
               (i) such time as (x) the Gralee Persons are no longer the beneficial owners in the aggregate of at least 514,677 shares of Company Common Stock, and (y) the Dane Falb Persons are no longer the beneficial owners in the aggregate of at least 514,677 of the shares of Company Common Stock, and (ii) the day immediately subsequent to the 2000 Annual Meeting of Stockholders of the Company (the "Effective Period"), they would support these seven nominees (or their respective replacement designees) for election at the 1999 and 2000 Annual Meetings of Stockholders. The
               Stockholders also agreed that during the Effective Period they will vote all shares of Common Stock which they are entitled to vote in favor of each such nominee or replacement designee.

                         The Stockholder Agreement further provides, among other
               things, that, except as otherwise provided in the Stockholder Agreement or with the agreement of five out of seven directors of the Company, no Stockholder will prior to December 31, 2000, (i)
               (A) seek election to, or seek to place a representative on, the Board of Directors of the Company, (B) engage in any solicitation of proxies with respect to any securities of the Company, or (C) become a participant in any election contest relating to the election of directors of the Company;







                                Page 6 of 10 Pages

CUSIP No.  891041 10 5


               (ii) initiate, propose or otherwise solicit stockholders of the Company, for the approval of one or more stockholder proposals, as described in Rule 14a-8 under the Securities Exchange Act of 1934, or otherwise; (iii) vote in favor of or execute a consent with respect to any matter or proposal submitted to stockholders of the Company by vote or otherwise unless such matter or proposal has been first recommended to stockholders by a vote of five of the seven members of the Board of Directors then in office, and such recommendation has not been withdrawn; it being understood that the Stockholders shall have no obligation to vote on any matter submitted to stockholders other than as provided in the Stockholder Agreement; (iv) propose or seek to effect or seek permission of the Board of Directors to propose or effect on behalf of or for the benefit of any Stockholder other than as a stockholder on an equal basis (A) any form of business combination transaction or similar transaction involving the Company, including without limitation a merger, consolidation, tender offer, share exchange or exchange offer, (B) any sale of assets of the Company, (C) any issuance or sale of equity securities of the Company or (D) any restructuring, recapitalizing or similar transaction with the Company; (v) initiate, propose or otherwise solicit stockholders to amend or terminate that certain Rights Agreement dated as of April 3, 1995, as amended or supplemented (the "Rights Agreement"), between the Company and Continental Stock Transfer & Trust Company, as rights agent, or to redeem the rights issued under the Rights Agreement; or (vi) aid, encourage or act in concert with any person, firm, corporation, group or other entity to take any of the foregoing actions.

                         With  respect to the  advisory  clients of Dane,  Falb,
               Stone & Company, Inc. ("Dane Falb"), the restrictions described in the foregoing paragraph, apply only insofar as Dane Falb exercises discretionary authority with respect to Company Common Stock held in such accounts.

                         By  letter  agreement  dated as of June 25,  1998,  the
               Company has agreed to indemnify each of the Dane Falb designees from and against any losses incurred by either of them in connection with or related to their nominations to the Company's Board of Directors.

                         In addition to the foregoing,  the Company, the members
               of the current Board of Directors, the Gralee Persons and the Dane Falb Persons, have also entered into an Agreement dated June 25, 1998 (the "Settlement Agreement") which provides for mutual releases by the parties and certain related entities (the "Released Parties") of all existing and future claims arising out of each Released Party's activities up to the date of the Settlement Agreement with respect to, or in any way connected with, the Company. The Settlement Agreement provides


                                Page 7 of 10 Pages

CUSIP No.  891041 10 5




               that each party will refrain from public criticism of the other concerning the matters resolved by the Settlement Agreement.



               ITEM 5 IS AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS
                      FOLLOWS:


               ITEM 5(A)                       SHARES
                                               BENEFICIALLY   PERCENTAGE
                                               OWNED          OF CLASS
                                               ------------   ----------
Peter L. Falb                                    854,300        16.60%
Edward Nathan Dane                               743,300        14.44%
Dane, Falb, Stone & Co. Inc.                     573,300        11.14%
Firethorn I Limited Partnership                  170,000         3.30%


               ITEM 5(B)

                                                     SOLE          SHARED       SOLE            SHARED
                                                     VOTING        VOTING       DISPOSITIVE     DISPOSITIVE
                                                     POWER         POWER        POWER           POWER
                                                     ------        ------       -----------     -----------

Peter L. Falb                                        111,000      743,300        111,000          743,300
Edward Nathan Dane                                     --         743,300          --             743,300
Dane, Falb, Stone & Co., Inc.                        572,500          800        572,500              800
Firethorn I Limited Partnership                      170,000        --           170,000            --

     As a result of being a party to the Stockholder Agreement, the Reporting Persons may be deemed to have indirect beneficial ownership of, and shared voting power with respect to, an additional 26.67% of the Company's Common Stock, consisting of 567,400 shares of Common Stock beneficially owned by the Grolee Persons (11.02%), and 785,960 shares of Common Stock beneficially owned by the Current Board (15.27%)


               ITEM 5(C)  TRANSACTIONS IN THE PAST SIXTY DAYS:

           NAME OF PERSON            DATE           NUMBER OF SHARES            PRICE
           --------------            ----           ----------------            -----
             Dane Falb              5/5/98               1,000                 $4,250
             Dane Falb              5/6/98               1,000                 $4,250
             Dane Falb             5/11/98               1,000                 $4,500
             Dane Falb             5/11/98               1,000                 $4,500
             Dane Falb             5/11/98               1,000                 $4,500
             Dane Falb             5/19/98                 500                 $2,190
             Dane Falb             5/19/98                 500                 $2,190
             Dane Falb              6/8/98               2,000                 $7,500
             Dane Falb              6/8/98               3,000                 $7,500



                                Page 8 of 10 Pages

               ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                      WITH RESPECT TO SECURITIES OF THE ISSUER:

                      See Item 4 herein for a description of the Stockholder Agreement and Settlement Agreement.


               ITEM 7 EXHIBITS

                      (a) Stockholder Agreement.


                                Page 9 of 10 Pages

CUSIP No.  891041 10 5


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 30, 1998                                    /s/ Peter L. Falb
                                                 ----------------------------------------

June 30, 1998                                    /s/ Edward Nathan Dane
                                                 ----------------------------------------

                                                 DANE, FALB, STONE & CO., INC.



June 30, 1998                                    By: /s/ Peter L. Falb, Treasurer
                                                     ------------------------------------


June 30, 1998                                    By: /s/ Edward Nathan Dane, President
                                                     ------------------------------------

                                                 FIRETHORN I LIMITED PARTNERSHIP

                                                 By: FIRETHORN II LIMITED PARTNERSHIP,
                                                     its general partner

                                                 By: EAGLEROCK CORPORATION, its
                                                     general partner



June 30, 1998                                    By: /s/ Peter L. Falb, Treasurer
                                                     ------------------------------------


June 30, 1998                                    By: /s/ Edward Nathan Dane, President
                                                     ------------------------------------



                                Page 10 of 10 Pages